UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 14)1

UNITED CAPITAL CORP.
(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

909912 10 7
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 909912 10 7

1	NAME OF REPORTING PERSON A. F. PETROCELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,523,448 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,523,448 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,523,448 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.0%
14	TYPE OF REPORTING PERSON IN

(1)
Includes presently exercisable options to purchase an aggregate of 2,854,000 shares of Common Stock.  Also includes 1,000,000 shares held by Beverly Petrocelli, the wife of A.F. Petrocelli.  Such shares may be deemed to be beneficially owned by Beverly Petrocelli and A.F. Petrocelli disclaims beneficial ownership of the shares held by Beverly Petrocelli.

CUSIP NO. 909912 10 7

1	NAME OF REPORTING PERSON BEVERLY PETROCELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,523,448 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,523,448 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,523,448 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.0%
14	TYPE OF REPORTING PERSON IN

(1)
Includes 7,523,448 shares held by A.F. Petrocelli (which includes presently exercisable options to purchase an aggregate of 2,854,000 shares of Common Stock).  Such shares may be deemed to be beneficially owned by A.F. Petrocelli and Beverly Petrocelli disclaims beneficial ownership of the shares held by A.F. Petrocelli.

CUSIP NO. 909912 10 7

1	NAME OF REPORTING PERSON MICHAEL J. WEINBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 668,636 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 668,636 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,636 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

(1)
Consists of 25,036 shares of Common Stock held by Mr. Weinbaum, presently exercisable options to purchase 280,000 shares of Common Stock held by Mr. Weinbaum and 363,600 shares held in trust (with the wife of Mr. Weinbaum serving as trustee) for the benefit of the minor children of Mr. Weinbaum. Mr. Weinbaum disclaims beneficial ownership of the shares held in trust for his children.

CUSIP NO. 909912 10 7

1	NAME OF REPORTING PERSON MELISSA WEINBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 668,636 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 668,636 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,636 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

(1)
Consists of 25,036 shares of Common Stock held by Michael Weinbaum, the husband of Melissa Weinbaum, presently exercisable options to purchase 280,000 shares of Common Stock held by Michael Weinbaum and 363,600 shares held in trust (with Melissa Weinbaum serving as trustee) for the benefit of the minor children of Mrs. Weinbaum.  Melissa Weinbaum disclaims beneficial ownership of the shares held by Michael Weinbaum and the shares held in trust for her children.

CUSIP NO. 909912 10 7

1	NAME OF REPORTING PERSON MICHAEL T. LAMORETTI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 643,600 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 643,600 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 643,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

(1)
Consists of 20,000 shares of Common Stock held by Mr. Lamoretti, presently exercisable options to purchase 260,000 shares of Common Stock held by Mr. Lamoretti and 363,600 shares held in trust (with the wife of Mr. Lamoretti serving as trustee) for the benefit of the minor children of Mr. Lamoretti. Mr. Lamoretti disclaims beneficial ownership of the shares held in trust for his children.

CUSIP NO. 909912 10 7

1	NAME OF REPORTING PERSON JILL LAMORETTI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 643,600 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 643,600 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 643,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

(1)
Consists of 20,000 shares of Common Stock held by Michael Lamoretti, the husband of Jill Lamoretti, presently exercisable options to purchase 260,000 shares of Common Stock held by Michael Lamoretti and 363,600 shares held in trust (with Jill Lamoretti serving as trustee) for the benefit of the minor children of Mrs. Lamoretti. Jill Lamoretti disclaims beneficial ownership of the shares held by Michael Lamoretti and the shares held in trust for her children.

CUSIP NO. 909912 10 7

1	NAME OF REPORTING PERSON ANTHONY J. MICELI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 222,900 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 222,900 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,900 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 22,900 shares of Common Stock and presently exercisable options to purchase 200,000 shares of Common Stock.

CUSIP NO. 909912 10 7

SCHEDULE 13D

(Amendment No. 14)

relating to the

Common Stock, $.10 par value

of

United Capital Corp.

This Amendment No. 14 amends the Schedule 13D dated January 20, 1994 (the “Schedule 13D”), originally filed by A.F. Petrocelli (“Mr. Petrocelli”) and his wife, Beverly Petrocelli (“Mrs. Petrocelli”), as amended by Amendment No. 13 to Schedule 13D dated July 11, 2008 to include Michael J. Weinbaum, Melissa Weinbaum, Michael T. Lamoretti, Jill Lamoretti and Anthony J. Miceli as reporting persons (together with Mr. Petrocelli and Mrs. Petrocelli, the “Reporting Persons”).  This Amendment No. 14 reflects the withdrawal of an offer by Mr. Petrocelli to acquire all of the outstanding shares of Common Stock of the Issuer and the dissolution of a group consisting of all of the Reporting Persons. Mr. Petrocelli and Mrs. Petrocelli shall continue to file as a group. The items specified below are hereby amended and supplemented as specified herein.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

On July 23, 2008, Mr. Petrocelli advised the Special Committee of the Board of Directors of the Issuer, formed for the purpose of evaluating an acquisition proposal from him, that he was withdrawing his offer to acquire all of the outstanding shares of Common Stock for $23.00 per share. A copy of the letter of withdrawal, dated July 23, 2008, is attached hereto as Exhibit 1 and is incorporated herein by reference.

As of July 23, 2008, the Reporting Persons are no longer a group for the purposes of beneficial ownership in the Issuer and reporting under Schedule 13D. Accordingly, the group that consisted of Mr. Petrocelli, Mrs. Petrocelli, Michael J. Weinbaum, Melissa Weinbaum, Michael T. Lamoretti, Jill Lamoretti and Anthony J. Miceli is now dissolved.

CUSIP NO. 909912 10 7

Mr. Petrocelli and Mrs. Petrocelli will continue to be a group, of which they are the only members, for the purposes of their beneficial ownership of the Issuer and reporting under Schedule 13D.

Michael J. Weinbaum, Melissa Weinbaum, Michael T. Lamoretti, Jill Lamoretti and Anthony J. Miceli each disclaim membership of any group.

ITEM 7.	EXHIBITS

Item 7 is hereby amended to add the following exhibit:

1.           Letter from Mr. Petrocelli to the Issuer’s Board of Directors dated July 23, 2008.

CUSIP NO. 909912 10 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 4, 2008

/s/ A.F. Petrocelli
A.F. Petrocelli

/s/ Beverly Petrocelli
Beverly Petrocelli

/s/ Michael J. Weinbaum
Michael J. Weinbaum

/s/ Melissa Weinbaum
Melissa Weinbaum

/s/ Michael T. Lamoretti
Michael T. Lamoretti

/s/ Jill Lamoretti
Jill Lamoretti

/s/ Anthony J. Miceli
Anthony J. Miceli

CUSIP NO. 909912 10 7

Exhibit 1

A.F. PETROCELLI
c/o United Capital Corp.
9 Park Place
Great Neck, New York 11021

                                                                July 23, 2008

Special Committee of the Board of Directors
United Capital Corp.
9 Park Place
Great Neck, New York 11021

Members of the Special Committee of the Board of Directors:

Reference is made to that certain letter dated July 11, 2008 from me to the Board of Directors whereby I made a non-binding offer to acquire all of the outstanding shares of United Capital Corp. for $23 per share (the “Offer”). This letter shall serve to inform you that I am hereby withdrawing the Offer due to market conditions. I thank the Special Committee for all of their efforts in this matter.

Should you have any questions please do not hesitate to contact me.

Very truly yours,

/s/ Attilio Petrocelli
Attilio Petrocelli